Exhibit 21.1

Subsidiaries of Kayne Anderson BDC, Inc.

Name	Jurisdiction
Kayne Anderson BDC Financing, LLC	Delaware
Kayne Anderson BDC Financing II, LLC	Delaware
KABDC Corp, LLC	Delaware
KABDC Corp II, LLC	Delaware